UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer

Hawk Networks, Inc.

Legal status of issuer Form

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

December 12, 2017

Physical address of issuer

350 Columbia River Hwy, Clatskanie, Oregon 97016

Website of issuer

https://www.hawknetworks.net

Current number of employees

12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,285,349.44	$3,374,405.45
Cash & Cash Equivalents	$1,011,274.57	$3,291,541.77
Accounts Receivable	$108,730.54	$36,032.50
Short-term Debt	$337,728.75	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$2,053,648.62	$1,543,609.30
Cost of Goods Sold	$311,196.29	$276,065.64
Taxes Paid	$0.00	$0.00
Net Income	($562,491.38)	($2,091,042.84)

June 14, 2024

FORM C-AR

HAWK NETWORKS, INC.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Hawk Networks, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC"). No federal or state securities commissions or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuance to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the SEC annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CG (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company. The date of this Form C-AR is June 14 2024. THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company, or a successor entity, will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.hawknetworks.net/reports.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have only sold securities in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

DEFINITIONS

Defined terms used in this Form C-AR, but not defined shall have the meaning ascribed to them below:

"**ALTHEA**" means digitally certificated tokens issued by Althea Limited, a British Virgin Islands limited company (the "Foundation"), and accounted for on a blockchain-based computer network, as further described below.

"**Althea L1**" or "**Althea L1 blockchain**" means the blockchain-based computer network utilizing ALTHEA.

"**Althea Protocol**" means software which enables pieces of internet infrastructure equipment to automatically make payments in exchange for bandwidth or other activities to support a distributed network providing access to the Internet. These payments take place on Althea L1 or other blockchain networks compatible with the protocol.

"**Company**" means Hawk Networks, Inc., a Delaware corporation, its wholly-owned subsidiary, Gravity Bridge, LLC, a Delaware limited liability company, and any entity that succeeds their operations and business.

"**System**" and "**Althea**" means the Althea ecosystem including both Althea L1 and the Althea Protocol.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Hawk Networks, Inc. (the "**Company**") is a Delaware corporation, formed on December 12, 2017. The Company is located at 350 Columbia River Hwy, Clatskanie, Oregon 97016.

The Company's website is https://www.hawknetworks.net.

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The following risks entail circumstances under which, our business, financial condition, results of operations and prospects could suffer, which may impact the value of our securities and/or ALTHEA.

Risks associated with the Company's business and industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The Company's business may be subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, blockchain technology, cryptocurrency, alternative trading systems, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company may be subject to a variety of laws and regulations in the United States and abroad that involve matters related to its business, including user privacy, blockchain technology, software, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates. Changes to the laws and regulations applicable to the Company, or changes to the application and interpretation of such laws, could materially and adversely affect our business, and have a material negative impact on our operations, business, financial results and financial condition.

Changes in technology and industry standards may require significant research and development expenditures.

The broadband internet access industry evolves quickly because of constant developments in technology, new products, and changes in customer demands. In this environment, other companies may modify their products or develop new technology which competes with our technology. These modifications or developments may make the System unmarketable or obsolete, and thereby reduce or eliminate demand for ALTHEA. This competition could damage the Company which is a user of the System. There is no assurance that the Company could effectively counter this competition. Advances in competing networking technologies could require the Company to respond to new market situations. There may be increased investment by government entities in fiber rollout, making private-sector internet access less viable. These changes may require us to engage in expensive and complex research to rapidly develop new or improved technology or business models. This additional competition and the cost required to respond to any increased investment by government entities could have a material adverse effect on the Company. In addition, the capital necessary to invest in new or improved technology or business models may not be available to the Company either through its own operations or third-party capital, which could further limit the Company's ability to address these changes.

Risks associated with the Token Purchase Agreements ("TPAs")

The TPAs and ALTHEA may not be transferable and if they become transferable, may not provide investors with significant opportunity for liquidity.

The terms of the TPA limit the transferability of ALTHEA. As a result, purchasers of the TPA ("Purchasers") will be required to hold ALTHEA distributed under the TPA until the date specified in each TPA. Purchasers may be required to comply with applicable securities laws with respect to resales and transfers of both the TPAs and ALTHEA, subject to limited exceptions, for resales pursuant to Rule 501 of Regulation Crowdfunding and Section 4(a)(6) of the Securities Act. Purchasers must be prepared to bear the risk of an investment in the TPA, or any ALTHEA derived from such TPA, until the termination of the TPA pursuant to the terms set forth therein or the transfer of ALTHEA, free of resale restrictions, to Purchasers. In addition, certain state ("blue-sky") and foreign laws may prevent the free transferability of the TPA and any ALTHEA derived from such.

The tax treatment of the TPA, the purchase rights contained therein and ALTHEA is uncertain and there may be adverse tax consequences for Purchasers upon certain future events.

The tax characterization of the TPA and ALTHEA is uncertain. Transactions involving the TPA or ALTHEA that may be taxable to Purchasers include the purchase of the TPA for consideration other than U.S. dollars, the issuance of ALTHEA pursuant to the TPA, the use or other disposition of ALTHEA and the repayment of Purchaser's investment amounts. Such tax consequences may include income taxes, withholding taxes and tax reporting requirements. Each Purchaser must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the TPA and the purchase rights contained therein.

If the TPA results in an ALTHEA distribution, ALTHEA holders may not be able to utilize some features of their tokens and may not be able to participate in governance of the Althea L1 blockchain without additional effort and risk.

Holders of ALTHEA will be able to 'stake' or 'delegate' ALTHEA. This is a process in which holders participate in the Althea L1 blockchain-based computer network to facilitate part of its operation. In the case of 'staking' the holder is operating a computer within in the Althea L1 blockchain-based network. 'Delegating' describes a holder selecting someone to 'stake' tokens on their behalf. The act of staking puts the respective ALTHEA tokens at risk of 'slashing', which is a penalty for incorrect or malicious participation in the Althea L1 blockchain. There is no recourse for tokens lost to slashing, and the only guaranteed way to prevent slashing is to not participate in staking. However, holders who do not participate in staking cannot earn staking rewards from the Althea L1 blockchain.

Additionally, governance decisions for the Althea L1 blockchain are made by the token weighted vote of staked tokens. This means that ALTHEA holders may be subject to adverse decisions of the voters of ALTHEA, and the Company has no ability to disproportionately affect such votes.

If the TPA results in an ALTHEA distribution, ALTHEA holders who do not stake or delegate their tokens could be subject to the dilution of their tokens due to future Althea L1 blockchain emissions that are reserved for ALTHEA holders who stake or delegate their tokens.

Blockchains similar to the Althea L1 blockchain network have highly variable emission or inflation rates per year. The stakers and operators of ALTHEA could vote to mint additional ALTHEA to reward those staking their tokens on the Althea L1 blockchain. ALTHEA holders who do not participate in staking or delegating their tokens could experience dilution as a result of these staking rewards, and the value of their ALTHEA and their total percentage of ALTHEA owned may fall over time due to these emissions.

Risks associated with ALTHEA, the System and blockchain technologies

The System may not be widely adopted and may have limited users. We may discover defects in the System in the future that are currently unknown or currently do not exist, and we may not be able to detect or correct these defects before our System is implemented.

It is possible that the System will not be used by a large number of individuals, companies and other entities in the future. Further, we may discover defects or errors in the System. These defects or errors could also cause inaccuracies in the data we collect and process as part of our services for our customers, or even the loss, damage or inadvertent release of confidential data. Even if we or another contributor to the System's open source code are able to identify and repair defects in a timely manner, any history of defects or inaccuracies in the data the System collects and processes, or the loss, damage or inadvertent release of confidential data could cause both the reputation of the Company and the System reputation to be harmed, and new companies may choose not to participate in the System and customers may elect not to use the System or buy services from the Company. The costs associated with any material defects or errors in the System or other performance problems may be substantial and could materially adversely affect our business and ALTHEA holders.

The prices of digital assets such as ALTHEA are extremely volatile.

The prices of widely used blockchain assets such as Bitcoin and Ethereum have historically been subject to dramatic fluctuations and are highly volatile. New and relatively unknown blockchain assets such as ALTHEA are typically even more volatile and may be very thinly traded. Several factors may influence the interest in cryptocurrency and blockchain asset investments, including, but not limited to:

- Global blockchain asset supply;

- Purchasers' expectations with respect to the rate of inflation;

- Changes in the software, software requirements or hardware requirements underlying the System;

- Changes in the rights, obligations, incentives, or rewards for the various participants in the System;

- Interest rates;

- Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;

- Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which users may trade cryptocurrency and blockchain assets and liquidity on such exchanges;

- Interruptions in service from or failures of major blockchain asset exchanges in which users may trade cryptocurrency and blockchain assets;

- Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in ALTHEA or other blockchain assets;

- Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

- Regulatory measures that may affect the use of blockchain assets such as ALTHEA;

- The maintenance and development of the open-source software protocol of certain blockchain assets;

- Global or regional political, economic or financial events and situations; or

- Expectations among the System or other blockchain assets participants that the value and/or utility of other blockchain assets will soon change.

Staking rewards for ALTHEA holders, if any, may be volatile and subject to a variety of factors.

ALTHEA holders participating in the operation of Althea L1 by "staking" may be rewarded through mechanisms including, without limitation: (a) inflation, in which new ALTHEA is created to reward participants, and (b) transaction fees, in which internet customers using the System pay fees that are delivered to stakers. The amount of potential rewards a participant or staker may earn can be affected by many factors. These changes in potential rewards are likely to influence demand for the token. Additional factors that may affect staking rewards include the number of customers buying Internet using the System, which will affect the fees collected and delivered to stakers, Althea L1 governance that increases or decreases the rate of inflation, and the number of stakers in the System, which will affect how many wallets the rewards are being distributed across. The mechanism, amounts and other terms voted on by the holders of ALTHEA are outside the control of the Company and may have an adverse effect on the holders of ALTHEA.

The continued investment interest in and the market growth of digital assets is subject to a high degree of uncertainty and the lack of such investment interest and/or market growth could adversely affect ALTHEA holders.

The growth of the digital asset market in general is subject to a high degree of uncertainty. The factors affecting further development of the digital asset market include (i) its continued worldwide growth, adoption and use; (ii) government and quasi-government regulation of the use, creation and offering of digital assets, as well as restrictions on and regulation related to the operation of and access to the networks of digital assets; (iii) changes in consumer demographics and public tastes and preferences; (iv) the maintenance and development of the open-source software protocol of digital asset networks; (v) the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using digital assets; (vi) general economic conditions and the regulatory environment relating to digital assets; and (vii) the negative perception of digital assets generally, including the use of digital assets to buy illicit goods and services. In recent years, cryptocurrencies and digital assets have become more widely accepted among investors and financial institutions, but have been also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks or established financial institutions. If investment interest in digital assets and/or the market growth of digital assets wanes, the holders of ALTHEA may be materially and adversely affected. For the avoidance of doubt, the Company operates independent of the ALTHEA token and the Company's success is not dependent on the price of ALTHEA.

Some of our code and protocols rely on open source code publicly available. The open-source structure of some of the System protocols means that the System may be susceptible to developments by users or contributors that could damage the System and our reputation and could affect the utilization of the System and ALTHEA. The System's code is also made available to the public under open source licenses. It could be possible for competitors to utilize this code to create a directly competing System. Under some circumstances, none of the competing System's revenue or profits would accrue to ALTHEA holders, and some or all of the System's users could switch to the competing System.

The System operates partially based on open-source code maintained by the Company and other public contributors. The open-source nature of the System protocol means that it may be difficult for the Company or contributors to maintain or further develop the System and the Company may not have adequate resources to address emerging issues or malicious programs that develop within the System adequately or in a timely manner. Third parties not affiliated with the Company may introduce weaknesses or bugs into the core infrastructure elements of the System and open-source code which may negatively impact the System. Such events may result in a loss of trust in the security and operation of the System and a decline in user activity and could negatively impact ALTHEA holders and the Company.

The System may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of ALTHEA. If System's security is compromised or if the System is subjected to attacks that frustrate or thwart our users' ability to access the System, their ALTHEA or the System products and services, users may cut back on or stop using the System altogether, which could seriously reduce or eliminate the utilization of (and therefore the demand for) ALTHEA.

The System uses new technology. There are no guarantees that such technology is bug-free or accepted by the marketplace. Thus, ALTHEA may be subject to the risk of theft, loss, malfunction, or reputational risk, any of which can significantly degrade the potential use of ALTHEA.

The System's structural foundation, the open-source protocols, the software application and other interfaces or applications built upon the System are still in an early stage, and there can be no assurances that the System and the creation, transfer or storage of ALTHEA will be uninterrupted or fully secure which may result in a complete loss of users' ALTHEA or an unwillingness of users to access, adopt and utilize the System. Further, the System may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the System which may result in the loss or theft of ALTHEA. For example, if ALTHEA and the System are subject to unknown and known security attacks (such as double-spend attacks, consensus attacks, or other malicious attacks), such attacks may materially and adversely affect the System. In any such event, Purchasers may lose all of their investment.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings is uncertain, and new regulations or policies, including with respect to virtual currencies, may materially adversely affect the use of ALTHEA*.*

Regulation of tokens (including ALTHEA) and token offerings such as cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is still evolving; varies significantly among international, federal, state and local jurisdictions; and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the System and the adoption and use of ALTHEA. Failure by the Company, or certain users of the System, to comply with any laws, rules and regulations – some of which may not exist yet, may be subject to interpretation and/or may be subject to change – could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take an interest in, and in some cases regulate, their use and operation.

In the case of virtual currencies, state and federal regulators have created and continue to amend and extend rules and licensing frameworks concerning blockchain-based digital tokens such as ALTHEA. The Company currently believes that its use of the System does not require any special registrations with state or federal authorities, and no such registrations or licenses are currently being contemplated by the Company, but the Company's counsel cannot make a definitive conclusion to this effect. If applicable, the process of obtaining potentially required licenses in each state and/or registering with the federal government could be expensive and time consuming and may not be feasible. There are very significant penalties for operating without some types of required license or otherwise violating applicable law or rules in some states or at the federal level. To the extent required, failure to obtain a state license in states where a license is required and failure to register with the federal government can be a crime. Accordingly, compliance with or failure to comply or an inability to comply with the above requirements may have a material and adverse impact on the System.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions, such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the System. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the System and the adoption and use of ALTHEA.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, including with respect to virtual currencies, may materially and adversely affect the potential functionality of and demand for ALTHEA and the System.

If the System is unable to satisfy data protection, security, privacy, and other government-and industry-specific requirements, its growth could be harmed*.*

The structural foundation, the software applications and other interfaces or applications upon which the System relies are unproven. There can be no assurances that ALTHEA will be fully secure, which may result in impermissible transfer, a complete loss of users' ALTHEA on that system or an unwillingness of users to access, adopt and utilize ALTHEA, whether through system faults or malicious attacks. Any such faults or attacks on ALTHEA may materially and adversely affect ALTHEA.

There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the System's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, or cause existing users to stop using the System or ALTHEA.

Regulatory determinations may make ALTHEA illegal in certain jurisdictions or for certain categories of investors.

It is possible that current or future regulations could make ALTHEA and/or the Company's activities related to ALTHEA illegal in some jurisdictions, or for some categories of investors, and this could significantly impact the Company's business and the functionality and use of ALTHEA. Because ALTHEA has not been formally classified by regulatory agencies, it is possible that subsequent determinations by regulators may prevent certain individuals or entities from using or holding ALTHEA in the future. Such a determination could materially reduce the functionality and demand for ALTHEA. Additionally, ALTHEA might be classified as a virtual currency under commodities or money transmitter laws. Depending on what regulatory classification(s) may be made, there may be other securities law or other regulatory issues under the Securities Act, Exchange Act, the Investment Advisers Act of 1940, Investment Company Act, the Commodity Exchange Act, or other state or federal statutes or regulations.

ALTHEA's status as a "commodity" versus a "security" in any relevant jurisdiction is subject to a degree of uncertainty and if we are unable to properly characterize ALTHEA, we may be subject to regulatory scrutiny, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that ALTHEA is a "security" may adversely affect the use and value of ALTHEA.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a "security" under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

Based on the unique characteristics of ALTHEA and the System in which routers purchase bandwidth from each other, we do not believe that ALTHEA is a security. However, an enforcement action by the SEC or any international or state securities regulator asserting that ALTHEA is a security, or a court decision to that effect, would be expected to have an immediate material adverse impact on the use and trading value of ALTHEA and potentially the Company. If a digital asset is determined or asserted to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States and elsewhere through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants' ability to convert the digital asset into U.S. dollars and other currencies.

Purchasers may lack information necessary for monitoring their investment.

You may not be able to obtain all information you would want regarding the Company, ALTHEA, or the System on a timely basis or at all. It is possible that you may not be aware on a timely basis of material adverse changes that have occurred with respect to your investment. While we have made efforts to use open-source development, this information may be highly technical by nature. As a result of these difficulties or other uncertainties, you may not receive accurate, accessible or timely information about the Company, ALTHEA, or the System.

BUSINESS

Description of the Business

The Company develops and operates innovative telecommunications and blockchain systems both on behalf of the Company and as a service for clients.

History of the Business

The Company was formed on December 12, 2017 by Jehan Tremback and Justin Kilpatrick with the vision to bring the open market and interoperable peering from the data center to the field and to empower communities to build multistakeholder networks, which are faster and more affordable than legacy telecom models. From 2017 to 2020, the Company focused on the development of the "Althea Protocol," a software system designed to facilitate multistakeholder networks. By 2020 the Althea Protocol was ready for commercial use and focus turned to utilizing the protocol to construct networks as well as offering a variety of services to increase revenue. In 2020, the Company began providing blockchain consulting services to a small number of clients, and in September 9, 2021, formed its wholly-owned subsidiary, Gravity Bridge, LLC, a Delaware limited liability company, to perform these consulting services. Also in 2020, the Company began development on "KeyLTE", an LTE/5G cellular network core that can be used in conjunction with or separately from the Althea Protocol. From 2020 to 2024 the Althea Protocol and KeyLTE have continued to mature while revenue from both services and operating networks owned by the Company has continued to increase.

The Company's Products and/or Services

Product / Service	Description	Current Market
Althea Protocol and Router Firmware (the System)	The Althea Protocol is implemented in the Althea firmware which runs on network routers. This allows the routers to pay each other for bandwidth, allowing communities to create decentralized ISPs (Internet Service Providers), where the owners of the routers in the network are automatically rewarded for forwarding internet traffic. Transactions on this system will be processed by the Althea L1 blockchain described above. For more information regarding the Althea L1 blockchain and its interaction with ALTHEA, the token separately issued by Althea Limited, a British Virgin Islands limited company, please refer to the Althea whitepaper attached hereto as an exhibit.	Technology to facilitate multi-stakeholder networks is extremely niche. We believe that the Althea Protocol can help lower the cost of building and operating networks. While results over the last four years have been promising, this remains to be proven in the market. The Althea Protocol is provided as open source Apache 2.0 code. Much like other freely available software the Company does not generate revenue from selling the Althea Protocol directly but instead through internal use of the protocol and sales of associated services.
KeyLTE	KeyLTE is an Open5GS-derived LTE/5G core that offers higher flexibility and a lower cost to operate compared to competitive products. KeyLTE can be used in concert with the Althea Protocol or as a standalone product to provide cellular data service.	The Private LTE and 5G market is growing to support demand from the internet of things (IoT) applications in energy, smart cities, manufacturing, public safety, and transportation. The high cost of data on public cellular networks is one of the biggest challenges to otherwise useful and cost effective IoT applications. Private networks provide a lower cost alternative.
Operator tools	Operator tools is a suite of proprietary management tools designed to operate with the Althea Protocol and Router firmware. Operator tools allows for network operators using the Althea Protocol and Router Firmware to manage networks more easily and perform a variety of routine tasks. End customers can also access operator tools to check and update information about their service.	Currently, operator tools is provided free of charge and has no competitors or open source alternatives. Since the Althea Protocol and Router Firmware are open source, developing a competitor to Operator Tools would require only a modest investment.

Product / Service	Description	Current Market
Home Internet Services	The Company provides home internet service doing business as "Althea" using a variety of technologies including fiber to the home, unlicensed fixed wireless, and licensed fixed wireless. Althea Protocol and KeyLTE are frequently utilized in the networks the Company operates.	Technology to facilitate multi-stakeholder networks is extremely niche. We believe that the Althea Protocol can help lower the cost of building and operating networks. While results over the last four years have been promising, this remains to be proven in the market. The Althea Protocol is provided as open source Apache 2.0 code. Much like other freely available software the Company does not generate revenue from selling the Althea Protocol directly but instead through internal use of the protocol and sales of associated services.
Network design, construction and operation services	We also provide various network management services. The Company provides a variety of services related to telecommunications networks to many different clients. While these services are not limited to any specific telecommunications technology, the majority involve operating networks using the Althea Protocol or KeyLTE.	Telecommunications consulting and services is a mature market with modest growth.
Blockchain design and development services	The Company provides design and software development services for blockchain technology.	Blockchain development is a fast growing but also extremely unpredictable market.

Competition

The Company faces many different forms of competition across its lines of business. This includes large Internet Service Providers (ISPs), Cellular Core manufacturers, and other companies providing telecommunications and blockchain services. In general ISPs and Cellular Core manufacturers are well capitalized and entrenched in the market. In order to compete, the Company must price both goods and services competitively and continue to develop new technology without overextending on research and development expense. Competition for telecommunications and blockchain services is less severe, so by offering a high level of expertise and deeply customized services, the Company may compare favorably to most potential competitors.

Intellectual Property

Patents and Copyrights: We do not own any patents and have not registered any copyrights.

Trademarks:

Application or Registration #	Goods / Services	Mark	Registration Date or License Date	Country
Reg. No. 5885060	Internet service provider services	Althea	Registered -- October 15, 2019	United States
Reg. No. 6911517	Internet service provider services	AgFiber	Registered -- November 29, 2022	United States
App. No. 97596818	Computer hardware, namely, an embedded Evolved Packet Core (EPC) device comprised of a network router and embedded computer software for use as a digital wallet using blockchain technology.	KeyLTE	Filed -- September 19, 2022	United States
App. No. 98398232	Financial services, namely, offering ownership shares of telecommunications equipment. Software as a service (SAAS) featuring a software platform for buying, selling, and transferring shares of telecommunications equipment ownership.	LIQUID INFRASTRUCTURE	Filed -- February 8, 2024	United States
TMA1143272	Communication software and services	COSMOS	Licensed from a third party for certain limited use as of -- December 9, 2021	Canada
TMA1084979	Communication software and services	COSMOS	Licensed from a third party for certain limited use as of -- December 9, 2021	Canada
763654	Communication software and services	COSMOS	Licensed from a third party for certain limited use as of -- December 9, 2021	Switzerland
303471	Communication software and services	COSMOS	Licensed from a third party for certain limited use as of -- December 9, 2021	Ukraine
Reg. No. 5984706	Communication software and services	COSMOS	Licensed from a third party for certain limited use as of -- December 9, 2021	United States

Domains: We currently own a number of domain names including althea.net, althea.org, althea.systems, and altheamesh.com.

Licenses: The Company also licenses various software, both open source and proprietary software, that it uses to support its Althea Protocol and Router Firmware, its Operator tools and KeyLTE.

Governmental/Regulatory Approval and Compliance

We and the System's users are subject to federal and state regulations, including reporting of broadband internet speeds and availability, radio spectrum usage regulations, cryptocurrency and net neutrality and data privacy regulations. We may also be subject to subpoenas for data about use of the System. For more information, see the "Risk Factors" section above.

Litigation

There are currently no lawsuits pending against the Company.

14

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Title
Deborah Simpier	CEO, Director
Jehan Tremback	Director
Justin Kilpatrick	CTO, Director

Deborah Simpier

Position at Company: Chief Executive Officer: January 2020 to present

Previously, Chief Operating Officer: May 2018 to January 2020

Prior employment: Clatskanie Computers - owner/operator September 2010 - March 2018 Education: High School Diploma - 1999

Justin Kilpatrick

Position at Company: Chief Technology Officer from the founding of the Company on December 12th, 2017 to present

Prior employment: Associate Software Engineer Red Hat INC May 2016 - Jan 2018 Education: Louisiana State University Bachelors in Electrical Engineering 2016

Jehan Tremback

Position at Company: co-founder of the Company and previous Chief Executive Officer from December 2017 through January 2020.

Prior employment: Freelance software consultant with SF Dev Labs.

Education: High School diploma, incomplete industrial design degree from Academy of Art University, 2008-2010

Employees

The Company currently has 12 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding capital stock:

Type of security	Common Stock
Amount outstanding	1,322,742
Voting Rights	Common Stock votes proportionately.
Anti-Dilution Rights	None.
Percentage ownership of the Company by the holders of Common Stock (assuming conversion if convertible securities).	100%

Minority Holdings of Equity

Minority holders of the Company's stock have limited ability, if at all, to influence the Company's policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or its assets, or transactions with related parties.

Dilution of Equity

While the Company has not sold any of its capital stock in connection with Regulation CF, it is important for investors to generally understand the potential for dilution. An investor's stake in a company could be diluted due to that company issuing additional shares. In other words, when a company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue shares of our capital stock in the future, existing investors could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). If you are making an investment expecting to own a certain percentage of a company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by a company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Token Purchase Agreements (TPAs)

The Company has issued the following outstanding TPAs:

Type of security	Token Purchase Agreement
Amount outstanding	1,687*
Voting Rights	None.
Anti-Dilution Rights	None.
Restrictions on Transfer	The TPAs may have transfer restrictions during the one-year holding period beginning when the securities were issued. This restriction may also apply to any subsequent securities (or ALTHEA tokens), exchanged or converted from the TPA.
Percentage ownership of the Company by the holders of TPAs (assuming conversion if convertible securities).	0%

* The Company originally issued a total of 8,426 TPAs. Of these TPAs, only 1,687 remain in force and outstanding in accordance with their terms, of which only 404 were issued to Purchasers residing in the United States.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. As of the date of this notice, holding periods for the securities sold by the Company pursuant to Regulation CF have elapsed. Although the securities may be legally transferred, there may not be another party willing to purchase them.

What it means to be a Purchaser of the TPA

Purchasers of the TPA receive no governance rights of any kind with respect to the Company. All governance decisions, including decisions involving the Company's products or services within the System or to undertake to sell, liquidate or wind up the Company, may be made by our management and board of directors.

Neither the TPA nor ALTHEA confer any voting or other governance rights with respect to the Company. The Purchasers have no control of the System if they hold ALTHEA. ALTHEA does not represent an equity interest in the Company, and the Company's governance decisions and operations are independent of ALTHEA.

The TPA, along with any ALTHEA obtained on conversion of a TPA, confers no governance rights of any kind with respect to the Company. As a result, all Company governance decisions, including decisions involving the Company's products or services used within the System, or to undertake to sell, liquidate or wind up the Company, may be made by our management and board of directors. The Purchasers are not and will not be entitled to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor will anything be construed to confer on the Purchasers any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

The Company's Relationship with ALTHEA

Purchasers of the TPA may receive a distribution of ALTHEA, which are digitally certificated tokens issued by the Foundation and accounted for on the Althea L1 blockchain. ALTHEA holders will generally have the ability to participate in the Althea L1 blockchain to facilitate part of its operation, participate in governance of, and earn staking rewards from the Althea L1 blockchain. While the Company issued the TPAs, it does not have the authority or ability to issue ALTHEA tokens. Any such issuance requires the approval of the Foundation and the validators of the Althea L1 blockchain. For the avoidance of doubt, the Company operates independently of the ALTHEA token, and the Company's success is not dependent on the success, failure or price of ALTHEA.

Minority Holdings of ALTHEA

Because governance decisions for the Althea L1 blockchain are made by the token weighted vote of staked ALTHEA, minority holders of ALTHEA have limited ability, if at all, to influence the policies or any other matters related to ALTHEA or the Althea L1 blockchain.

Sale of Additional TPAs and Other Potential Dilution of ALTHEA

Holders of ALTHEA should be aware of the potential for dilution of ALTHEA due to a variety of factors, including, but not limited to, the sale or issuance of additional TPAs or other securities. For instance, if more TPAs are issued that result in a distribution of ALTHEA, the percentage of ALTHEA owned by existing holders on conversion and distribution of their TPAs could decrease, resulting in dilution to existing ALTHEA holders. The value of ALTHEA may decrease because of such dilution. This increase in the number of ALTHEA could result from another crowdfunding round, a venture capital round, angel investment or by conversion of certain instruments (e.g. convertible notes) into ALTHEA.

Following the launch of the Althea L1 blockchain in the second quarter of 2024, however, the ability to issue TPAs or other securities that result in the issuance of ALTHEA will be more limited and dependent on the coordinated actions of the Foundation and Althea L1 validators. For the avoidance of doubt, the Company does not have the authority or ability to issue ALTHEA tokens prior to or following the Althea L1 blockchain launch.

In addition to the foregoing potential for dilution, as mentioned in the "Risk Factors" section above, the stakers and operators of ALTHEA could vote to mint additional ALTHEA to reward those staking their tokens. ALTHEA holders who do not participate in staking or delegating their tokens could experience dilution as a result of these staking rewards, and the value of their ALTHEA and their total percentage of ALTHEA owned may fall over time due to these emissions.

PREVIOUS SECURITY OFFERINGS

The Company has conducted the following securities offerings in the past three years:

Security Type	Offering Date	Number Sold	Money Raised	Use of Proceeds	Exemption from Registration Used or Public Offering
Token Purchase Agreements	March 2021 - September 2021	25	$5,094,969	Technology, business development, operations and general corporate purposes	Section 4(a)(2)
Simple Agreements for Future Equity	May 2022 - July 2022	7	$2,500,000	Technology, business development, operations and general corporate purposes	Section 4(a)(2)
Simple Agreements for Future Equity	December 2023 - April 2024	17	$1,664,000	Technology, business development, operations and general corporate purposes	Section 4(a)(2)

Valuation

The Company commissioned PROLIFIC LABS Incorporated d/b/a Pulley ("Pulley") to conduct a 409a valuation in June 30, 2023. The report provided by Pulley valued the Company at $1,972,642.

Ownership

Below are the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities.

Name	Beneficial Ownership of the Company
Deborah Simpier	27.88%
Jehan Tremback	20.00%
Justin Kilpatrick	33.63%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company currently has 12 employees, which include the founders Justin Kilpatrick and Deborah Simpier. The Company is headquartered in Clatskanie, Oregon.

Capital Expenditures and Other Obligations

The Company's primary revenue source is network construction and services followed by blockchain services. Both of these require the purchase of equipment or the development of software in advance of payment. The Company may also invest in the development of new software and the construction or acquisition of new home internet networks. These are significant capital expenditures which carry non-trivial risk.

Financial Condition

The Company experienced strong revenue growth in 2023, mostly driven by services revenue. However, this revenue growth does not yet fully offset expenditures and it may be impossible to maintain the same rate of revenue growth while also focusing on profitability. We believe it is reasonable for the Company to achieve profitability before the remaining cash on hand is depleted. It is important to note that the Company requires working capital to deal with the timing between providing services and payment. If the Company's working capital is insufficient to cover a cash shortfall due to operations, the Company's ability to continue operating could be at risk.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Indebtedness of the Company

On or about May 3, 2023, the Company entered into a Loan Agreement and Security Agreement with Connect Humanity, a California nonprofit public benefit corporation with 501(c)(3) status, pursuant to which it obtained a revolving line of credit in an aggregate principal amount of $750,000 on a senior secured basis. The applicable interest rate is 12% per annum. As of December 31, 2023, the principal amount borrowed under this arrangement is $323,000. The Company may use loan proceeds for working capital purposes related to a certain proof-of-concept trial agreement or for other purposes as agreed to between the Company and Connect Humanity.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: none.

Conflicts of Interest

To the knowledge of the Company, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Ongoing Reporting Requirements

In accordance with Rule 201 of Regulation Crowdfunding, the Company hereby discloses it has not yet filed its required annual reports on Form C-AR for 2019, 2020, 2021 and 2022. The Company is in the process of preparing and filing these delayed annual reports.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

June 14, 2024   HAWK NETWORKS, INC.

                                              By: /s/ Deborah Simpier
                                                   Deborah Simpier
                                                   Chief Executive Officer

EXHIBITS

Exhibit A Unaudited Financial Statements

Unaudited Financial Statements

23

Hawk Networks, inc.
Profit and Loss
January - December 2023

		Jan - Dec 2023		
		Jan - Dec 2023		Jan - Dec 2022 (PP)
Total Income	$	2,053,648.62	$	1,543,609.30
Total Cost of Goods Sold	$	311,196.29	$	276,065.54
Gross Profit	$	1,742,452.33	$	1,267,543.76
Expenses				
Total 51000 Payroll	$	1,268,170.56	$	1,518,433.99
Total 55000 Contractors	$	590,323.83	$	989,934.86
Total 56000 Operating Expenses	$	15,440.00	$	2,175.00
Total 60000 Sales & Marketing	$	142,496.31	$	443,127.95
Total 63000 Travel	$	139,356.48	$	88,782.79
Total 65000 Office Expenses	$	19,570.33	$	19,375.99
Total 68000 Car & Truck	$	586.30	$	901.97
Total 69000 Bank Charges & Fees	$	11,453.31	$	20,693.71
Total Expenses	$	2,378,914.71	$	3,345,287.39
Net Operating Income	$	-636,462.38	$	-2,077,743.63
Other Income				
Net Other Income	$	73,971.00	$	-13,299.21
Net Income	$	-562,491.38	$	-2,091,042.84

Balance Sheet
As of December 31, 2023

		Total		
		As of Dec 31, 2023		**As of Dec 31, 2022 (PP)**
ASSETS				
Current Assets				
Bank Accounts				
Total Bank Accounts	$	591,663.33	$	2,009,069.05
Accounts Receivable				
Accounts Receivable (A/R)		108,730.54		36,032.50
Total Accounts Receivable	$	108,730.54	$	36,032.50
Other Current Assets				
Due from Payroll Company		0.00		0.00
Inventory Asset-1		7,225.20		0.00
Other Current Assets		765,864.51		260,830.13
Retainer		10,000.00		
Undeposited Funds		0.00		425.00
Total Other Current Assets	$	783,089.71	$	261,255.13
Total Current Assets	$	1,483,483.58	$	2,306,356.68
Fixed Assets				
15000 Vehicles		8,000.00		8,000.00
15100 Organizational Costs		5,764.00		5,764.00
15150 Computers and Equipments		6,198.00		6,198.00
15200 Domain Name Purchase		2,500.00		2,500.00
15300 Network Buildout		1,749,214.01		1,017,335.92
15302 Licenses		1,190.00		
15303 Warranty		749.00		
Total 15300 Network Buildout	$	1,751,153.01	$	1,017,335.92
Total Fixed Assets	$	1,773,615.01	$	1,039,797.92
Other Assets				
Other Long-term Assets		28,250.85		28,250.85
Total Other Assets	$	28,250.85	$	28,250.85
TOTAL ASSETS	$	3,285,349.44	$	3,374,405.45
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
20000 Accounts Payable		335,593.73		210,350.62
Total Accounts Payable	$	335,593.73	$	210,350.62
Other Current Liabilities				
20025 CH Loan Payable		337,728.75		
Medical Insurance Liability		9,616.25		
Out Of Scope Agency Payable		3,784.69		2,937.43
Total Other Current Liabilities	$	351,129.69	$	2,937.43
Total Current Liabilities	$	686,723.42	$	213,288.05
Long-Term Liabilities				
20400 Convertible Notes Payable		425,000.00		425,000.00
Total Long-Term Liabilities	$	425,000.00	$	425,000.00
Total Liabilities	$	1,111,723.42	$	638,288.05
Equity				
30000 Common Stocks		9.00		9.00
36000 Opening Balance Equity		109,108.52		109,108.52
Preferred Stock				
30600 SAFE		2,564,982.50		2,564,982.50
Total Preferred Stock	$	2,564,982.50	$	2,564,982.50
Retained Earnings		62,017.38		2,153,060.22
Net Income		-562,491.38		-2,091,042.84
Total Equity	$	2,173,626.02	$	2,736,117.40
TOTAL LIABILITIES AND EQUITY	$	3,285,349.44	$	3,374,405.45